Exhibit 12

Atmos Energy Corporation
Computation of Earnings to Fixed Charges
June 30, 2008

	Three Months Ended		Nine Months Ended
	June 30		June 30
	2008	2007	2008	2007
	(Dollars in thousands)

Income (loss) from continuing operations before provision for income taxes per statement of income	$(11,161)	$(22,482)	$289,532	$286,313
Add:
Portion of rents representative of the interest factor	1,787	1,438	5,217	4,287
Interest on debt & amortization of debt expense	33,470	34,479	103,803	109,273

Income as adjusted	$24,096	$13,435	$398,552	$399,873

Fixed charges:
Interest on debt & amortization of debt expense(1)	$33,470	$34,479	$103,803	$109,273
Capitalized interest(2)	784	815	2,003	2,265
Rents	5,361	4,313	15,650	12,861
Portion of rents representative of the interest factor(3)	1,787	1,438	5,217	4,287

Fixed charges(1)+(2)+(3)	$36,041	$36,732	$111,023	$115,825

Ratio of earnings to fixed charges	0.67	0.37	3.59	3.45